                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Pinnacle Foods, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   72346U 10 5
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72346U 10 5

1.     Names of Reporting Persons. I.R.S. ID Nos. of Above Persons

       Smithfield Foods, Inc.
       52-0845861

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       [ ] a
       [ ] b

3.     SEC Use Only

4.     Citizenship or Place of Organization

       Virginia, United States of America

                           5.  Sole Voting Power

Number of Shares               13,003,494
Beneficially Owned
By Each Reporting          6.  Shared Voting Power
Person With

                               -0-

                           7.  Sole Dispositive Power

                               13,003,494

                           8.  Shared Dispositive Power

                               -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       13,003,494

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.    Percent of Class Represented by Amount in Row (9)

       50%

12.    Type of Reporting Person

       CO

Item 1.

(a)    Name of Issuer

       Pinnacle Foods, Inc.

(b)    Address of Issuer's Principal Executive Offices

       980 Glasgow Street
       Pottstown, PA 19464

Item 2.

(a)    Name of Person Filing

       Smithfield Foods, Inc.

(b)    Address of Principal Business Office or, if none, Residence

       200 Commerce Street
       Smithfield, VA 23430

(c)    Citizenship

       Virginia, U.S.A.

(d)    Title of Class of Securities

       Common Stock

(e)    CUSIP Number

       72346U 10 5

Item 3. If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ] Broker or dealer registered under Section 15 of the Act.

(b)    [ ] Bank as defined in Section 3(a)(6) of the Act.

(c)    [ ] Insurance company as defined in Section 3(a)(19) of the Act.

(d)    [ ] Investment company registered under Section 8 of the Investment
           Company Act of 1940.

(e)    [ ] An investment advisor in accordance with section
           240.13(d)-1(b)(1)(ii)(E);

(f)    [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)    [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)    [ ] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)    [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).



Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount Beneficially Owned: 13,003,494.

(b)    Percent of Class: 50%.

(c)    Number of shares as to which the person has:

       (i)    sole power to vote or to direct the vote: 13,003,494.

       (ii)   shared power to vote or to direct the vote: -0-.

       (iii)  sole power to dispose or to direct the disposition of: 13,003,494.

(iv)   Shared power to dispose or to direct the disposition of: -0-.


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Member of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 11, 2001
                                  ---------------------------------------
                                  Date


                                  /s/ Michael H. Cole
                                  ---------------------------------------
                                  Signature


                                  Michael H. Cole
                                  Secretary and Associate General Counsel
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                                  Name/Title